Hudson Highland Group, Inc.

March 12, 2007

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3702

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Hudson Highland Group, Inc.

For 10-K for Fiscal Year Ended December 31, 2005

Filed March 15, 2006

Form 10-Q/A for Fiscal Quarter Ended March 31, 2006

Form 10-Q for Fiscal Quarter Ended June 30, 2006

File No. 0-50129

Further to your Letter of February 6, 2007

Ladies and Gentlemen:

We are writing in response to your request for our detailed numerical SAB 108 analysis, following your receipt of our March 5, 2007 response to your letter of February 6, 2007 to Ms. Mary Jane Raymond.

Background of our SAB 108 Items

The company will present two items under SAB 108 in its 2006 Form 10K:

•	To correct the accounting for the free rent period for a lease in London

•	To move the $923,000 related to indeterminate periods from the second quarter of 2006

The company describes the nature and analysis on each item below, and then presents the combined quantitative analysis.

The free rent period in the UK lease

The U.K. lease was entered into in April 2001 and has a term of twenty years. The lease had a standard free rent period of 9 months with a rental value of $2.4 million, at the prevailing foreign exchange rate. It was incorrectly amortized over a four and a half year period, until the first rent review date, rather than the full lease term of 20 years as required. A rent review date is a point in time where the rent is reviewed and can be adjusted based on negotiations between the parties, however it does not present an opportunity to break the lease without significant cost to the lessee and therefore does not represent an end point to a lease term under FASB 13. The error was discovered during the fourth quarter of the year ended December 31, 2005 and the 2005 statement of operations was corrected, to reflect an approximate $147,000 credit to occupancy expense, compared to the approximate $420,000 credit that would have been recorded based on the four and a half year period under the methodology used in 2001—2004. The understatement of expense (through the overstatement of the free rent amortization credit) for the years ended December 31, 2004, 2003, 2002 and 2001 was $510,000, $454,000, $510,000 and $370,000, respectively. This resulted in a cumulative understatement of a deferred rent liability as of December 31, 2004 totaling $1,844,000. The variance in the year to year expense is the result of fluctuations in the foreign currency exchange rates between the U.S. Dollar and U.K. Sterling. Since the income statement was corrected in 2005 the cumulative misstatement was also $1,844,000 as of December 31, 2005.

After a discussion with our Audit Committee, we concluded that the errors in the individual prior years were not considered material to the reported losses in those years using the rollover method which focuses on the impact of the error on the current year’s income statement and, accordingly, those results therefore were not restated.

The numerical analysis for this item is set forth below on page 4 of this letter.

The $923,000 unbilled receivables amount of indeterminate periods

The company has already documented for the Staff of the Securities and Exchange Commission in the Office of Chief Accountant of the Division of Corporation Finance (the “Staff”) the details of how the company uncovered and researched in detail the unbilled receivables accounts in Hudson Americas. After extensive reviews involving teams of outside experts, the company was unable to determine the period or periods of origin for the $923,000. Management has represented to the Staff that we believe that this amount did not originate in 2005 or 2006, nor increase to any material extent in 2005 nor 2006, based on the nature and extent of the analysis we performed. In applying that position in a SAB 108 analysis, we first considered what would have been our evaluation of the misstatement had we been aware of it at the end of 2005. Since we have no basis to estimate how much of the $923,000 may have arisen in 2005 and 2006, after determining that it was unlikely to have originated in 2005 or 2006, for SAB 108 purposes we assumed the amount originated prior to 2005 and therefore the balance sheet would have been overstated by approximately $923,000 as of the end of 2005 and 2004. In applying the rollover method for 2005, and using that assumption, would therefore have led to the conclusion that the 2005 income statement was not misstated by any portion of the $923,000.

We of course realize that the analysis described above and set forth below with respect to the $923,000 error is based on certain assumptions, though we believe it to be materially accurate due to the extensive substantive tests conducted to find the amount and already documented for the Staff. We considered how inaccurate would the analysis have to be before we would be making an inappropriate evaluation under the rollover method for 2005 and for SAB 108. Our reasoning proceeded as follows:

•	Generally speaking, we are more confident that the $923,000 did not arise in a given period, the more recent that period is, up to and including the 5 months ended May 31, 2006

•

Given the testing performed during the 5 months ended May 31, 2006 and the 6 months ended December 31, 2005, we have the highest level of comfort that a material amount of the $923,000 did not arise in either of these periods

•

Given that the first 6 months of 2005 was a period in which revenue was being processed under our old system, and that system had already undergone a year of successful testing and evaluation pursuant to Section 404 of the Sarbanes Oxley Act (“SOX 404”), we were similarly confident that a material amount of the $923,000 did not arise in that period

•

Since 2004 was our first year of testing and compliance under SOX 404, we are reasonably confident that a material amount of the $923,000 did not arise in that year, although we acknowledge this was a year of some internal control enhancements due to the first application of the SOX 404 standards

•

The year ended December 31, 2003, being the first year end after the spin-off, was a year of transition and therefore our confidence that a material portion of the $923,000 did not arise in this period is less than for the subsequent periods

•

Finally, as we have noted in prior correspondence, dated March 5, 2007, a material portion of the $923,000 most likely originated prior to the spin-off on March 31, 2003 due to our being able to find no indication of the nature of this amount

After considering the above evaluation, we are comfortable that the conclusion drawn from the portion of the following SAB 108 analysis relating to the $923,000 would not have been different if the origin of the $923,000 were known with any greater certainty.

Assessment of combined misstatement under SAB 108

Taking into account both the UK lease and the unbilled receivables misstatement described above, the company made the following combined analysis of these two misstatements under SAB 108. For purposes of performing this analysis for the effect on 2004, we have assumed that as much as 50% of the $923,000 might have arisen during 2004, such that the related misstatement at the beginning of 2004 was $462,000. We feel this is a reasonable, but probably conservative assumption for purposes of this evaluation, given our above noted observation regarding internal controls during that year. We also note that neither of these misstatements had any related income tax effects because in each of the tax jurisdictions the company was in a net operating loss position at the time and the related deferred tax asset had a full valuation allowance.

($ amounts in 000s)	2005	2004	2003
Cumulative lease misstatement at the end of the year	$1,844	$1,844	$1,334
AR misstatement at the end of the year	923	923	462

Total misstatement at the end of the year	$2,767	$2,767	$1,796

Cumulative lease misstatement at the beginning of the year	$1,844	$1,334	$880
AR misstatement at the beginning of the year	923	462	462

Total misstatement at the beginning of the year	$2,767	$1,796	$1,342

Misstatement in the year net of rollover	$—	$(971)	$(454)

Net income (loss) for the year	$201	$(30,285)	$(332,526)
Misstatement as a percentage of net income (loss)	0.0%	3.2%	0.1%

Net assets at the end of the year	$132,454	$83,734	$69,361
Misstatement of ending balance sheet as a percentage of net assets	2.1%	3.3%	2.6%

Based on this analysis, we believe that the effect of using the rollover method on the net income of the respective years was immaterial and the related cumulative impact on the balance sheet was also immaterial.

Further, to reconfirm, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of the response. I am available to discuss these matters and can be contacted at (212) 351-7232.

Sincerely,

/s/ Mary Jane Raymond
Mary Jane Raymond
Executive Vice President & Chief Financial Officer

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